April 10, 2012

Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Barnes & Noble, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2011
Filed June 29, 2011
File No. 001-12302

Dear Mr. Allegretto:

Reference is made to the comment letter (the “Comment Letter”) dated April 2, 2012 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 10-K of Barnes & Noble, Inc. (the “Company”) for the fiscal year ended April 30, 2011, filed with the Commission on June 29, 2011.

In order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to therein.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter of ten business days to April 30, 2012.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Allen Lindstrom
Allen Lindstrom
Vice President, Corporate Controller